Contact

www.linkedin.com/in/christopher-buglisi-080aa624 (LinkedIn)

## Top Skills

Business Strategy
Financial Reporting
Project Management

## Certifications

Passed CFA level 1
Certified Microsoft Office Specialist Expert - Excel

# Christopher Buglisi

Co-Founder & CFO, Misunderstood Brands
Austin, Texas, United States

## Summary

CFO, COO and co-founder of Misunderstood Brands. At Misunderstood, I oversee comprehensive financial management, from accounting and budgeting to inventory and compliance. As Chief of Staff, I ensure business growth while maintaining a balance between creativity and a serious commitment to organizational efficiency and structure.

I completely follow and believe in the "work hard, be nice" motto and instill an ego-free mindset at Misunderstood. I love small business problem solving, finding efficiencies, discovering ways to scale new ideas, utilizing data to make decisions, and most importantly connecting with our customers!

Never stop learning!

## Experience

Misunderstood Brands
Co-Founder, CFO
January 2025 - Present (1 year 9 months)

OATRAGEOUS
Co-Founder, CFO
October 2023 - Present (3 years)

Buglisi Recobs Group, Inc.
Co-Founder
March 2019 - Present (7 years 7 months)

Misunderstood Whiskey
Co-Founder, CFO
January 2015 - Present (11 years 9 months)

## Orion Worldwide

2 years 8 months

### Associate Finance Director

January 2017 - April 2017 (4 months)

Greater New York City Area

### Associate Director, Business Development

April 2016 - December 2016 (9 months)

### Manager, Business Analysis and Planning

January 2016 - March 2016 (3 months)

### Business Development

September 2014 - January 2016 (1 year 5 months)

Orion is a global media agency that provides effective financial solutions.

## Prudential Real Estate Investors

### Portfolio Performance Analyst

February 2014 - September 2014 (8 months)

Member of the portfolio reporting group which is primarily responsible for analytics and client reporting for the largest PREI fund.

## Tiger Bay Advisors, LLC

### Analyst

July 2012 - February 2014 (1 year 8 months)

greater new york city area

Tiger Bay is a provider of consulting, business process outsourcing (BPO), and strategic advisory services to asset managers.

It helps hedge funds, private equity firms, and other asset managers improve their non-investment business functions: talent, data, operations, trading, treasury, risk, and marketing. This is accomplished using proprietary techniques in order to unlock "Business Alpha," or the value created, not by investment prowess, but instead by management skill.

In addition, Tiger Bay assesses, evaluates, and maximizes asset management firms' enterprise value to help managers benchmark their businesses and execute strategic initiatives.

## Basswood Partners

### Investment Analyst Intern

June 2011 - August 2011 (3 months)

•Worked with analysts in researching profitable equities for the portfolio’s long and short positions.

•Updated financial models according to company guidance, industry, market, and economic conditions.

•Compiled data from industry publications, sell-side reports, and historical financials to support model assumptions.

•Created monthly reports to analyze the firm’s sector exposure on a long, short and net basis.

### Rockbridge Associates
Market Research Analyst Intern
January 2011 - May 2011 (5 months)

•Pulled data from SPSS software and tabulate into Excel files for analysis.

•Created graphs and detailed quarterly reports for presentations to multiple clients.

•Performed quality data control checks to ensure accurate reports.

•Assisted in online focus groups and qualitative analysis.

### Estee Lauder
Global Marketing Intern at Aramis and Designer Fragrances
June 2010 - August 2010 (3 months)

•Assisted in managing department COG’s, meeting marketing objectives for all new launches and basic business.

•Responsible for three year SKU Weighted COG’s review, citing market trends and reporting overall state of business.

•Analyzed competitive data and recommended pricing strategies for both fragrances and cosmetic ancillaries.

•Performed extensive market research on new fragrance innovations and various social media platforms; present information to senior management.

### PJ MAC LLC
Entrepreneur/Manager
March 2009 - August 2009 (6 months)

•Created and managed an interior and exterior house painting business.

•Prepared estimates and profitability analyses for each project.

•Utilized multiple marketing techniques such as flyer dropping, cold calling, and online social media.

•Managed hiring employees, preparing estimates, and securing contracts.

•Oversaw job sites by preparing daily goals for painters to ensure jobs were completed on schedule.

Collegiate Entrepreneurs Painting
Branch Manager
March 2008 - August 2008 (6 months)

•Performed marketing outreach to obtain new business leads.
•Prepared painting estimates, hired employees (painters and foremen), and calculate payroll.
•Managed multiple job sites by setting daily goals for painters and supervising work sites.

## Education

### George Mason University - School of Management
Dual Major: Bachelor of Science, Marketing and Finance · (2007 - 2011)

### Investment Banking Institute
Financial Valuation and Modeling

### Montclair High School